August 3, 2006

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Amit Pande, Assistant Chief Accountant

Mr. Dave Irving, Staff Accountant

Mail Stop 4561

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation Form 10-K for the Fiscal Year
Ended December 31, 2005, File No. 1-11921

Dear Messrs. Pande and Irving:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert J. Simmons, E*TRADE Financial Corporation (the “Company”) in the letter dated July 18, 2006 (the “Comment Letter”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2005.

Set forth below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 68

1.	We have reviewed your response to comments 1 and 3 of our letter dated July 6, 2006, and the proposed presentation of the components of interest income and interest expense in future filings. Given that interest income and interest expense line items do not include all of your interest income and expense, please revise to address the following in future filings:

•	Present a more descriptive title for “interest income” and “interest expense” included in revenues to clearly highlight that these line items do not include all interest income and interest expense;

In response to the Staff’s comment, in future filings the Company will revise its presentation of “interest income” and “interest expense” included in revenues to label these line items “operating interest income” and “operating interest expense”, respectively.

•	Include a clear discussion in your MD&A and financial statement footnotes about why you use the current format to present your consolidated operating results and what is included in each of the different types of interest income and interest expense.

Please show us what your revisions will look like in your response.

In response to the Staff’s comment, in future filings the Company will include a discussion in its MD&A and financial statements footnotes substantially to the effect of the following:

New Income Statement Reporting Format—On January 1, 2006, we modified the format of our consolidated income statement to a format that we believe provides a clearer picture of our financial performance and is more consistent with the common presentation found in the financial services industry. We re-ordered the revenue section by placing net operating interest income, which we previously referred to as net interest income, first, and non-interest income second. In addition, we updated our expense presentation to eliminate the remaining bank/brokerage lines. In conjunction with this change, we created a new expense category, “Clearing and servicing.” This new category includes trade clearing-related expense, previously included in “Commissions, clearance and floor brokerage” and most expenses previously included in “Servicing and other banking expenses.” We also consolidated “Fair value adjustments of financial derivatives” into the “Other” expense category. Information related to fair value adjustments of financial derivatives is detailed in Note 8 to the consolidated financial statements.

In particular, we report corporate interest income and expense separately from operating interest income and expense. We believe reporting these two items separately provides a clearer picture of the financial performance of our operations than would a presentation that combined these two items. Our operating interest income and expense is generated from the operations of the Company and is a broad indicator of our success in our banking, lending and balance sheet management businesses. Our corporate debt, which is the primary source of the corporate interest income and expense has been used primarily to finance acquisitions, such as Harrisdirect and BrownCo and has generally not been contributed down to any of our operating subsidiaries.

Similarly, we report gain on sales and impairment of investments separately from gain on sales of loans and securities, net. We believe reporting these two items separately provides a clearer picture of the financial performance of our operations than would a presentation that combined these two items. Gain on sales of loans and securities, net are the result of activities in our core operations, namely our lending and balance sheet management businesses. Gain on sales and impairment of investments relates to historical equity investments of the Company at the corporate level and are not related to the ongoing business of our operating subsidiaries.

2.	We have reviewed your response to comments 3 and 4 of our letter dated July 6, 2006. Please revise to include the following disclosures in future filings:

•	Clearly disclose in Note 6 the components of “Gain on sale and impairment of investments” and “Gain on sales of loans and securities, net” to enable a reader to reconcile the total of the components to the amounts presented on the income statement;

In response to the Staff’s comment, in future filings the Company will include disclosure in its financial statements footnote relating to available-for-sale mortgage-backed and investment securities substantially to the effect of the following:

The detailed components of the income statement line items Gain on Sales of Loans and Securities, net and Gain on Sales and Impairment of Investments consist of the following:

Gain on Sales of Loans and Securities, net

Gain on sales of loans and securities, net are as follows (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Gain on sales of originated loans	$2,681	$12,368	$5,999	$32,335
Loss on sales of loans held-for-sale, net	(409)	(717)	(1,098)	(899)
Gain on sales of securities, net	8,835	5,605	17,834	30,835

Gain on sales of loans and securities, net	$11,107	$17,256	$22,735	$62,271

Gain on Sales and Impairment of Investments

Gain on sales and impairment of investments are as follows (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Gain on sales and impairment of investments
Gain on sales of publicly traded equity securities	$15,502	$30,678	$33,557	$45,587
Realized losses on sales of investments and impairments	—	—	(455)	—
Gain (losses) on sales of other equity securities	(212)	(71)	(196)	557

Gain on sales and impairment of investments	$15,290	$30,607	$32,906	$46,144

•	Clarify in your financial statement footnotes what “corporate investments” represent and how you determined that gains on their sale and impairment should be presented differently from the rest of your available-for-sale equity securities;

In response to the Staff’s comment, in future filings the Company will include a discussion in its MD&A and financial statements footnotes substantially to the effect of the discussion included above in the Company’s response to the second bullet of comment 1. Please see the Company’s response to that comment.

In addition, the Company will include the following definition in a Glossary of Terms section of MD&A substantially to the effect of the following:

Corporate investments—Primarily equity investments held at the parent company level that are not related to the ongoing business of the Company’s operating subsidiaries.

•	Clarify in Note 6 under Publicly Traded Securities the amount of your investments in “corporate investments” at the end of each of the periods presented; and

In response to the Staff’s comment, in future filings the Company will present separately the amount of corporate investments included within publicly traded securities in its financial statements footnote relating to available-for-sale mortgage-backed and investment securities.

•	Include clear discussions in your MD&A and financial statement footnotes about why you use the current format to present your consolidated operating results.

Please show us what your revisions will look like in your response.

In response to the Staff’s comment, in future filings the Company will include a discussion in its MD&A and financial statements footnotes substantially to the effect of the discussion included above in the Company’s response to the second bullet of comment 1. Please see the Company’s response to that comment.

3.	Your response to comment 3 of our letter dated July 6, 2006 states that you are a savings and loan holding company that is not required by Article 9 of Regulation S-X to provide the information specified in Rule 9-04.

•	Please tell us how you follow Article 5 of Regulation S-X presentation for your financial statements while providing the relevant Article 9 and Guide 3 information recommended by SAB 11:K;

As a savings and loan holding company with material amounts of lending and deposit activities, the Company regularly considers the extent to which it would be relevant and material to provide information comparable to the data required of bank holding companies by Article 9, as required by SAB Topic 11.K. At present, the Company provides all of the material information that is required by SAB Topic 11.K in its income statement and the notes thereto, and in future filings this disclosure will include the information specified in the Company’s response in its letter dated July 12, 2006, to comment 1 of the Staff’s letter of July 6, 2006. The information presented in the Company’s financial statements and supplemental disclosures is the information that the Company’s management uses to operate the business, and the Company believes that it is also the information that is most relevant and material to investors.

As SAB 11.K indicates, “[n]o specific guidance as to the form or content of financial statements or supplemental disclosures has been promulgated for registrants which are not bank holding companies but which are engaged in similar lending or deposit activities”. In light of this statement and the nature of the Company’s business, the Company believes that the disclosure required by SAB Topic 11.K and, where appropriate, Article 9 provides much more meaningful information to investors than would the disclosure required under Article 5, which is more appropriate to industrial or general commercial issuers than to financial institutions. This is particularly true of an issuer such as the Company that is fundamentally much more similar to a financial institution than a general commercial company. In the Company’s view, SAB Topic 11.K imposes requirements that are in lieu of, rather than in addition to, any corresponding requirements of Article 5 that present similar information in a different manner, and investors would be ill-served by disclosure that included duplicative or inapposite financial data.

•	We note that you do not separately present the costs and expenses applicable to services on your Consolidated Statements of Income. Please also tell us whether you track costs related to each of your separately presented revenue line items. Refer to Rules 5-01 and 5-03 of Regulation S-X.

The Company does not track costs related to each of its separately presented revenue line items and management does not operate the Company’s business on this basis. The Company instead tracks costs in the categories indicated in its income statement, including such of the information specified in Paragraph 14 of Rule 9-04 of Regulation S-X as the Company has determined is relevant and material to investors.

*  *  *  *  *  *  *  *

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (703) 236-8610.

Very truly yours,

/s/ Russell S. Elmer
Russell S. Elmer

cc:	Robert J. Simmons
E*TRADE Financial Corporation

Daniel G. Kelly, Jr.
Bruce K. Dallas
Davis Polk & Wardwell

Irvin Bisnov
Deloitte & Touche LLP